FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

June 13, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is June 13, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer has acquired the Diamante-Los Patos uranium property in north-western Argentina.  The total consideration is the issuance of 100,000 common shares in the capital stock of the Issuer.

Item 5.	Full Description of Material Change

The Issuer has acquired, by direct purchase, the Diamante-Los Patos uranium property which straddles the border of Salta and Catamarca provinces in north-western Argentina.  The total consideration is the issuance of 100,000 common shares in the capital stock of the Issuer.

The property consists of four exploration licences (cateos) totalling 30,000 hectares and is located in the Puna region, approximately 175 kilometres southwest of the city of Salta.  The property is accessible by road from Salta via the villages of San Antonio de los Cobres and Pocitos, a distance of approximately 300 kilometres.

Anomalous radioactivity was noted by Wealth consultants while following up anomalous uranium geochemistry in the area.  Subsequent prospecting delineated large areas with radioactivity at several times background (as measured by a scintillometer).  Sampling of these areas on a reconnaissance basis located local areas of anomalous radioactivity with visible yellow and yellow-green uranium minerals.

A total of 83 samples were collected from shallow pits in two main areas, which measured 2.5 by 1.5 kilometres and 3.0 by 1.0 kilometres, respectively.  Values ranged from less than 10 ppm to 33,412 ppm (3.34%) uranium (U).  Of the 83 samples submitted for assay, 57 returned values greater than 100 ppm U, 35 returned values greater than 400 ppm U, 14 returned values greater than 1,000 ppm (0.1% or 2 lbs/t) U and 8 returned values greater than 10,000 ppm (1% or 20 lbs/t) U.

From the limited work completed thus far, the newly discovered mineralization appears to fit the characteristics of a surficial or calcrete type setting similar to the Yeelirrie deposit in western Australia.  The Yeelirrie deposit reportedly measures 9 kilometres long, 0.5 to 1.5 kilometres wide and 1 to 15 metres thick, and contains 52,500 mt U3O8.  The mineralization at Diamante-Los Patos appears to be hosted in poorly consolidated or unconsolidated alluvium.  It is found in a relatively flat, playa-type area with very little outcrop, and so little is known of the third dimension.

Extensive exploration will be necessary to completely evaluate the potential of this new discovery.  The Company expects to begin such exploration in October of this year when weather conditions in the Puna area of Argentina are more favourable.

James M. Dawson, P.Eng., a qualified person under N.I. 43-101, is responsible for supervising the Issuer's Argentine uranium exploration activities and has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jerry Pogue, Acting President

Business Telephone No.:  (604) 331-0096

Item 9.	Date of Report

June 13, 2006